UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0981)

PROPOSED ISSUE OF BONDS

Joint Lead Managers

PROPOSED ISSUE OF BONDS

The Company proposes to conduct an international offering of the Bonds to professional investors only. The Bonds will only be offered and sold in an institutional offering in the United States in reliance on Rule 144A and outside the United States in reliance on Regulation S.

Deutsche Bank and J.P. Morgan are the Joint Lead Managers in connection with the issue of the Bonds. Pricing of the Bonds, including the aggregate principal amount, the offer price and the interest rate, will be determined through a book building exercise to be coordinated by the Joint Lead Managers. As at the date of this announcement, the principal amount, the interest and other terms and conditions of the Proposed Bonds Issue have yet to be determined. Upon finalisation of the terms of the Proposed Bonds Issue, the Company and the Joint Lead Managers are expected to enter into a subscription agreement and other ancillary documents in relation to the Proposed Bonds Issue.

*                       For identification purposes only

The Company intends to use the net proceeds for (i) the Company’s debt repayment, and (ii) capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

In connection with the Proposed Bonds Issue, the Company will provide certain professional investors with certain corporate and financial information regarding the Group, which information may not necessarily have been made public previously. For purposes of equal, effective and timely dissemination of information to the Shareholders and the investment community, an extract of such information is attached to this announcement, and this announcement will be available on the Company’s website at www.smics.com.

Approval in-principle has been received for the listing and quotation of the Bonds on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed in this announcement. The approval in-principle granted for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Company or the Bonds.

As no binding agreement in relation to the Proposed Bonds Issue has been entered into as at the date of this announcement, the Proposed Bonds Issue may or may not materialise. Completion of the Proposed Bonds Issue is subject to a number of conditions, including but not limited to global market conditions and investor interest. Investor and Shareholders are urged to exercise caution when dealing in the securities of the Company.

Further announcement(s) in respect of the Proposed Bonds Issue will be made by the Company as and when appropriate.

THE PROPOSED BONDS ISSUE

The Company proposes to conduct an international offering of Bonds to professional investors only. The Bonds will only be offered and sold in an institutional offering in the United States in reliance on Rule 144A and outside the United States in reliance on Regulation S.

Deutsche Bank and J.P. Morgan are the Joint Lead Managers in connection with the issue of the Bonds. Pricing of the Bonds, including the aggregate principal amount, the offer price and the interest rate, will be determined through a book building exercise to be coordinated by the Joint Lead Managers. As at the date of this announcement, the principal amount, the interest and other terms and conditions of the Proposed Bonds Issue have yet to be determined. Upon finalisation of the terms of the Proposed Bonds Issue, the Company and the Joint Lead Managers are expected to enter into a subscription agreement and other ancillary documents in relation to the Proposed Bonds Issue.

The Bonds have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States. The Bonds will be offered and sold in an institutional offering in the United States in reliance on Rule 144A and outside the United States in reliance on Regulation S. The Bonds will be issued to persons in Hong Kong who are professional investors. None of the Bonds will be offered or sold to the public in Hong Kong or placed with any connected persons of the Company.

In connection with the Proposed Bonds Issue, the Company will provide certain professional investors with certain corporate and financial information regarding the Group, which information may not necessarily have been made public previously. For purposes of equal, effective and timely dissemination of information to shareholders and the investment community, an extract of such information is attached to this announcement, and this announcement will be available on the Company’s website at www.smics.com.

Proposed Use of Proceeds

The Company intends to use the net proceeds for (i) the Company’s debt repayment, and (ii) capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

Listing

Approval in-principle has been received for the listing and quotation of the Bonds on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed in this announcement. The approval in-principle granted for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Company or the Bonds.

Information about the Company

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab and a majority-owned 300mm fab in Beijing for advanced nodes under development, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

General

As no binding agreement in relation to the Proposed Bonds Issue has been entered into as at the date of this announcement, the Proposed Bonds Issue may or may not materialise. Completion of the Proposed Bonds Issue is subject to a number of conditions, including but not limited to global market conditions and investor interest. Investor and Shareholders are urged to exercise caution when dealing in the securities of the Company.

Further announcement(s) in respect of the Proposed Bonds Issue will be made by the Company as and when appropriate.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘ADS(s)’’	American depositary share(s) of the Company, each of which represents 50 Shares;

‘‘Board’’	the board of Directors;

‘‘Bonds’’	the US$ denominated bonds proposed to be issued by the Company;

‘‘Company’’

Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘Deutsche Bank’’	Deutsche Bank AG, Singapore Branch;

‘‘Director(s)’’	director(s) of the Company;

‘‘Group’’	the Company and its subsidiaries;

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC;

‘‘Hong Kong Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘Joint Lead Managers’’	Deutsche Bank and J.P. Morgan;

‘‘J.P. Morgan’’	J.P. Morgan Securities plc;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Proposed Bonds Issue’’	the proposed issue of the Bonds as described in this announcement;

‘‘Regulation S’’	Regulation S under the Securities Act;

‘‘Rule 144A’’	Rule 144A under the Securities Act;

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended;

‘‘SGX-ST’’	Singapore Exchange Securities Trading Limited;

‘‘Share(s)’’	share(s) of US$0.0004 each in the share capital of the Company;

‘‘Shareholder(s)’’	the holder(s) of the Shares;

‘‘US’’ or ‘‘United States’’	the United States of America;

‘‘US$’’, ‘‘USD’’ or ‘‘US Dollars’’	United States dollars, the lawful currency of the United States; and

‘‘%’’	per cent.

By order of the Board
Semiconductor Manufacturing International Corporation Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 17 September 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carman I-Hua Chang

APPENDIX

EXTRACT OF OFFERING CIRCULAR

CERTAIN DEFINITIONS AND CONVENTIONS USED IN THIS APPENDIX

As used in this appendix to this announcement, references to ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘Issuer’’ and the ‘‘Company’’ are to Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, and its subsidiaries, as the context requires.

In this appendix, unless otherwise specified or required by the context, the following expressions shall have the meanings indicated:

‘‘Brite’’	Brite Semiconductor Corporation

‘‘fab’’ or ‘‘fabs’’	semiconductor fabrication plants

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘PRC’’	the People’s Republic of China

‘‘RMB’’	Renminbi, the lawful currency of the PRC

‘‘SEC’’	the U.S. Securities and Exchange Commission

‘‘SMIB’’	Semiconductor Manufacturing International (Beijing) Corporation

‘‘SMIC Shenzhen’’	Semiconductor Manufacturing International (Shenzhen) Corporation

‘‘SMIS’’	Semiconductor Manufacturing International (Shanghai) Corporation

‘‘SMNC’’	Semiconductor Manufacturing North China (Beijing) Corporation

‘‘US$’’ or ‘‘USD’’	United States dollars, the lawful currency of the United States

‘‘wafer’’	a thin, round, flat piece of silicon that is the base of most integrated circuits

Market data and certain industry forecasts and statistics in this appendix to this announcement have been obtained from both public and private sources, including market research, publicly available information and industry publications. Although we believe this information to be reliable, it has not been independent verified by us or our directors and advisors, and neither we, nor our directors and advisors make any representation as to the accuracy or completeness of that information. Such information may not be consistent with other information compiled within or outside the PRC. In addition, third party information providers may have obtained information from market participants and such information may not have been independently verified. This appendix to this announcement summarises certain documents and other information, and investors should refer to them for a more complete understanding of what is discussed in those documents. In making an investment decision, each investor must rely on its own examination of us, including the merits and risks involved.

The risk factors appended to this announcement should be read in conjunction with the Company’s 2013 Form 20-F which was the Company’s annual report filed with the SEC on 14 April 2014.

Risk Factors Related to Our Financial Condition and Business

We may not be able to achieve or maintain a level of profitability, primarily due to the possibility of increasing fixed costs and market competition reflected in price erosion in the average selling prices of our products.

Our profit totaled US$174.5 million in 2013 and US$22.5 million in 2012. However, with the offsetting impact of such profits, we still have net accumulated losses of US$1,693.9 million as at the end of 2013. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterised by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of achieving or maintaining profitability. Currently, the planned capital expenditure in 2014 for foundry operations is approximately US$1.1 billion as disclosed in our unaudited interim report for the six months ended 30 June 2014, which is an increase from US$880 million disclosed in our 2013 Form 20-F (our annual report filed with the SEC on 14 April 2014 (‘‘2013 Form 20-F’’)). The capital expenditures are mainly for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by other shareholders of SMNC, (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program.

In addition, we are competing in the same technology environment as a number of other foundries and our competitors who operate these foundries often use price as a means of securing business, resulting in erosion of the average selling price of our product portfolio, which adversely affects our ability to achieve or maintain profitability.

Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended 31 December 2012 and 2013, our five largest customers accounted for 56.1% and 52.3% of our total sales, respectively. For the six months ended 30 June 2014, our five largest customers accounted for 51.0% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

We maintain a certain level of indebtedness which may adversely affect our financial health and our operating results.

We have incurred and may continue to incur, indebtedness to finance our developments and working capital which may adversely affect our financial health and our operating results. As at 30 June 2014, we had a total indebtedness of approximately US$1.15 billion.

Our indebtedness may increase our exposure to a number of risks associated with debt financing, including but not limited to the following:

•                    we will be required to dedicate a portion of our cash flow towards repayment of our existing debt and interest, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate requirements;

•                    our ability to obtain additional financing in the future on favourable terms may be impaired;

•                    our ability to take advantage of significant new business opportunities may be limited;

•                    it will be more difficult for us to satisfy our payment obligations if market or operational conditions deteriorate; and

•                    there could be an adverse effect on our business, financial condition and results of operations if we are unable to service our indebtedness.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As at 30 June 2014, we had been granted 4,233 patents worldwide, of which, 60 were in Taiwan, 380 were in the U.S., 3,780 were in China and 13 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross- licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

Our Beijing mega-fab is located in an area that is susceptible to seasonal dust storms, which could create impurities in the production process at these facilities and require us to spend additional capital to further insulate these fabs from dust, thereby affecting our business, financial condition and operating results.

The location of our fabs in Beijing makes them susceptible to seasonal dust storms, which could cause dust particles to enter the buildings and affect the production process. Although we are constructing precautionary filtration systems, these may not adequately insulate the fabs against dust contamination. If dust were to affect production in the Beijing fabs, we could experience quality control problems, losses of products in process and delays in shipping products to our customers. In addition, we may have to spend additional capital to further insulate the Beijing fabs from dust if our current precautionary measures are insufficient. The occurrence of any of these events could adversely affect our business, financial condition and operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our annual consolidated financial statements, selected consolidated financial data and interim condensed consolidated financial statements, in each case together with their accompanying notes.

This section includes forward-looking statements that involve risks and uncertainties. Other than statements of historical facts, all statements included in this section that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. These statements are based on assumptions and analyses we made in light of experience, together with our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.

Unless the context otherwise requires, references to ‘‘2011’’, ‘‘2012’’ and ‘‘2013’’ in this appendix are to our financial years ended 31 December 2011, 2012 and 2013, respectively.

Overview

We are one of the leading semiconductor foundries in the world and the largest foundry in the PRC by revenue and capacity. We are also the most technologically advanced foundry in the PRC, providing IC foundry and technology services from 0.35-micron down to 28-nanometer.

Our operations are primarily based in China. In 2013 we achieved total sales of US$2,069 million, compared to US$1,701.6 million in 2012. We recorded annual profit of US$174.5 million and generated US$738.0 million in cash from operating activities in 2013, compared to annual profit of US$22.5 million and US$435.2 million in cash from operating activities in 2012. Our sales were US$962.4 million for the six months ended 30 June 2014, compared to US$1,042.9 million for the six months ended 30 June 2013. We recorded profit of US$76.1 million and generated US$278.7 million in cash from operating activities for the six months ended 30 June 2014, compared to profit of US$115.8 million and US$263.0 million in cash from operating activities for the six months ended 30 June 2013.

The major factors affecting our results of operations and financial condition are discussed below.

Factors that Impact Our Results of Operations

Cyclicality of the Semiconductor Industry

The semiconductor industry is highly cyclical due mainly to the cyclicality of demand in the markets of the products that use semiconductors. As these markets fluctuate, the semiconductor market also fluctuates. This fluctuation in the semiconductor market is exacerbated by the tendency of semiconductor companies, including foundries, to make capital investments in plant and equipment during periods of high demand since it may require several years to plan, construct and commence operations at a fab. Absent sustained growth in demand, this increase in capacity often leads to overcapacity in the semiconductor market, which in the past has led to a significant underutilisation of capacity and a sharp drop in semiconductor prices. The semiconductor industry is generally slow to react to declines in demand due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of the planned expansion. See ‘‘Risk Factors — Risks Related to Our Financial Condition and Business.’’ in the offering circular relating to the Proposed Bonds Issue.

Substantial Capital Expenditures

The semiconductor foundry industry is characterised by substantial capital expenditures. This is particularly true for our Company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$765 million, US$499 million and US$770 million in 2011, 2012 and 2013, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$518.8 million, US$531.8 million and US$501.9 million in 2011, 2012 and 2013, respectively.

The semiconductor industry is also characterised by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent US$191.5 million in 2011, US$193.6 million in 2012 and US$145.3 million in 2013 on research and development expenses, which represented 14.5%, 11.4% and 7.0%, respectively, of our sales for 2011, 2012 and 2013. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2014 for foundry operations will be approximately US$1.1 billion, subject to adjustment based on market conditions, which is an increase from US$880 million disclosed in our 2013 Form 20-F. We estimate that these capital expenditures will be used for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by the other shareholders of SMNC; (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product-mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million in 2014 for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. Our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers and our cash flow from operations, and will adjust our capital expenditures plans as necessary.

Capacity Expansion

We have expanded, and plan to continue to expand, our capacity through internal growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We have increased our existing 8-inch capacities from 126,000 wafers per month in 2013 to 135,000 wafers per month in the first half of 2014 and increased the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month in 2013 to 14,000 12-inch wafers per month in the first half of 2014.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilisation. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased from US$767 per wafer in 2012 to US$804 per wafer in 2013.

Change in Process Mix and Technology Migration

Because the price of wafers processed with different technologies varies significantly, the mix of wafers that we produce is among the primary factors that affect our sales and profitability. The value of a wafer is determined principally by the complexity of the process technology used to fabricate the wafer. In addition, production of devices with higher levels of functionality and greater system-level integration requires more fabrication steps, and these devices generally sell for higher prices.

Prices for wafers of a given level of technology generally decline over the relevant process technology life cycle. As a result, we are continuously in the process of developing and acquiring more advanced process technologies and migrating our customers to use such technologies to maintain or improve our profit margins. This technology migration requires continuous investment in research and development and technology-related acquisitions, and we may spend a substantial amount of capital on upgrading our technologies.

Capacity Utilisation Rates

Operations at or near full capacity utilisation have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilisation rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilisation rates have a significant effect on our margins. Our capacity utilisation rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilisation rate was 68.9% in 2011, 88.3% in 2012 and 90.7% in 2013. Factors affecting capacity utilisation rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

Our capacity is determined by us based on the capacity ratings for each piece of equipment, as specified by the manufacturers of such equipment, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, and expected product mix. Because these factors include subjective elements, our measurement of capacity utilisation rates may not be comparable to those of our competitors.

Yield Rates

Yield per wafer is the ratio of the number of functional dies on that wafer to the maximum number of dies that can be produced on that wafer. We continuously upgrade the process technologies that we use. At the beginning of each technology migration, the yield utilising the new technology is generally lower, sometimes substantially lower, than the yield under the then-current technology. This is because it requires time to stabilize, optimise and test a new process technology. We do not ship wafers to a customer until we have achieved that customer’s minimum yield requirements. Yield is generally improved through the expertise and cooperation of our research and development personnel, process engineers, and equipment suppliers.

Critical Accounting Policies

We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their applications and require us to make significant accounting estimates. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in the offering circular in respect of the Proposed Bonds Issue.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realisable value (‘‘NRV’’), with NRV being the ‘‘estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale’’. We estimate the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, we record a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (‘‘CGU’’) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash- generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently we are not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilisations, may have a material adverse effect on our net income.

We make subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of CGU to our estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, we have entered into technology transfer and technology license arrangements with third parties in an attempt to advance our process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. We routinely review the remaining estimated useful lives of these intangible assets and deferred costs. We also evaluate these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, we will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. We estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. We use projected volatility rates based upon our historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

As an exempted company incorporated in the Cayman Islands, we are not subject to taxation in the Cayman Islands. Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including the PRC, Japan, the United States, Taiwan and Europe. Our income tax obligations in the periods under review have been minimal.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. We established provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of us.

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

A deferred tax asset of US$0.4 million and nil has been recognised in our consolidated statement of financial position as at 31 December 2012 and 2013, respectively, in relation to unused tax losses. The realisability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in profit or loss for the period in which such a reversal takes place.

Fair value measurements and valuation processes

Some of our assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where such market-observable data is not available, we engage third party qualified appraisers to perform the valuation. We use valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments.

Impairment of trade and other receivable

We assess at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, we consider factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, we take into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition. The key requirements of IFRS 9 are set forth below.

All recognised financial assets that are within the scope of International Accounting Standards (‘‘IAS’’) 39 Financial instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

We anticipate that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of our financial assets (e.g., our equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•               obtain funds from one or more investors for the purpose of providing them with professional investment management services;

•               commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•               measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As at 30 June 2014, we did not anticipate that the investment entities amendments would have any effect on our consolidated financial statements as we were not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘‘currently has a legally enforceable right of set-off’’ and ‘‘simultaneous realisation and settlement’’.

We do not anticipate that the application of these amendments to IAS 32 will have a significant impact on our consolidated financial statements as we currently do not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (‘‘CGU’’) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal. We do not anticipate that the application of these amendments to IAS 36 will have a significant impact on our consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness. We do not anticipate that the application of these amendments to IAS 39 will have any effect on our consolidated financial statements as we currently do not have any derivatives that are subject to novation.

IFRIC — Interpretation (‘‘Int 21’’) Levies

IFRIC — Int 21 Levies addresses the issue of when to recognise a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

We anticipate that the application of IFRIC — Int 21 will have no effect on the Company’s consolidated financial statements as we do not have any levy arrangements.

Incentives from the Chinese Government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (‘‘ICPE’’) from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see ‘‘PRC Regulation.’’

Incentive	SMIS, SMIB and SMIT

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Preferential Customs Duties and Import-related Value-added Tax (‘‘VAT’’) Policies	Exemption from customs duties and imported-related VAT with respect to its qualified spare parts, and raw materials pursuant to the tax-exemption categories

Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

				For the six months
	For the year ended 31 December			ended 30 June
	2011	2012	2013	2013	2014
	(in US$ thousands, except for earnings per share)
				(unaudited)
Revenue	1,319,466	1,701,598	2,068,964	1,042,911	962,427
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(809,396)	(723,256)
Gross profit	101,941	348,763	438,436	233,515	239,171
Research and development expenses	(191,473)	(193,569)	(145,314)	(61,494)	(81,733)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(18,029)	(18,726)
General and administration expenses	(57,435)	(107,313)	(138,167)	(76,839)	(58,721)
Other operating income (expense)	(11,190)	19,117	67,870	53,300	7,786
Profit (loss) from operations	(190,716)	35,513	187,087	130,453	87,777
Interest income	4,724	5,390	5,888	2,288	4,859
Finance costs	(21,903)	(39,460)	(34,392)	(19,930)	(12,861)
Foreign exchange gains or losses	17,589	3,895	13,726	5,094	(14,454)
Other gains or losses	6,709	6,398	4,010	(240)	10,711
Share of profits of associates	4,479	1,703	2,278	1,223	1,451
Profit (loss) before tax	(179,118)	13,439	178,597	118,888	77,483
Income tax benefit (expense)	(82,503)	9,102	(4,130)	(3,046)	(1,361)
Profit (loss) for the year/period from continuing operations	(261,621)	22,541	174,467	115,842	76,122
Discontinued operations
Profit for the year/period from discontinued operations	14,741	—	—	—	—
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statement of foreign operations	4,938	70	731	321	(1,953)
Total comprehensive income (expense) for the year/period	(241,942)	22,611	175,198	116,163	74,169
Profit (loss) for the year/period attributable to:
Owners of the Company	(246,817)	22,771	173,177	116,005	77,062
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(246,880)	22,541	174,467	115,842	76,122
Total comprehensive income (expense) for the year/period attributable to:
Owners of the Company	(241,879)	22,841	173,908	116,326	75,109
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(241,942)	22,611	175,198	116,163	74,169
Earning (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00
From continuing operations
Basic	$(0.01)	$0.00	$0 01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.

For the six months ended 30 June 2014, fabless semiconductor companies accounted for 87.0%, IDMs accounted for 3.0% and systems and other companies accounted for 10.0%, respectively, of our sales. In 2013, fabless semiconductor companies accounted for 87.7%, IDMs accounted for 6.2%, and systems and other companies accounted for 6.1%, respectively, of our sales. A significant portion of our net sales is attributable to a relatively small number of our customers. In 2011, 2012 and 2013 and for the six months ended 30 June 2014, our five largest customers accounted for approximately 49.3%, 56.0%, 52.3% and 51.0% of our sales, respectively.

Cost of sales

Our cost of sales consists principally of:

•	depreciation and amortization;

•	overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities and royalties;

•	direct materials, which consist of raw wafer costs;

•	labor, including share-based compensation expenses for employees directly involved in manufacturing activities; and

•	production support, including facilities, utilities, quality control, automated systems and management functions.

Income (expenses) and gains (loss) from operations

Research and development expenses

Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs. Research and development expenses are partially offset by related government fundings.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative support, finance and human resource personnel, bonuses for employee, commercial insurance, fees for professional services, city maintenance and construction tax expenses, educational surtax expenses and bad debt expenses.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

Other operating income (loss)

Other operating income (loss) consist primarily of gains or loss arising from disposal of our living quarters, gains or loss arising from disposal of subsidiaries and impairment loss of long- lived assets.

Finance costs

Our finance costs consist of:

•

interest expenses, net of capitalized portions and government fundings, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free convertible bonds; and

•	accretion of interest to preferred shareholders of subsidiaries.

Other gains or losses

Our other gains or losses mainly consist of:

•	gains and losses from our schools, kindergartens and living quarters; and

•	the payment of land idling tax charged by the local government in 2013.

Comparison of the Six Months Ended 30 June 2013 and 2014 and the Years Ended 31 December 2011, 2012 and 2013

Six Months Ended 30 June 2013 Compared to Six Months Ended 30 June 2014

Revenue

Revenue decreased by 7.7% from US$1,042.9 million for the six months ended 30 June 2013 to US$962.4 million for the six months ended 30 June 2014, primarily because there had been no wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (‘‘Wuhan Xinxin’’) since the first quarter of 2014. The number of wafer shipments decreased by 6.7% from 1,319,427 8-inch wafer equivalents for the six months ended 30 June 2013 to 1,230,385 8- inch wafer equivalents for the six months ended 30 June 2014. The average selling price of the wafers we shipped decreased from US$790 per wafer for the six months ended 30 June 2013 to US$782 per wafer for the six months ended 30 June 2014.

Cost of sales and gross profit

Cost of sales decreased by 10.6% from US$809.4 million for the six months ended 30 June 2013 to US$723.3 million for the six months ended 30 June 2014, primarily because there had been no wafer shipments from Wuhan Xinxin since the first quarter of 2014.

We had a gross profit of US$239.2 million for the six months ended 30 June 2014 compared to a gross profit of US$233.5 million for the six months ended 30 June 2013, representing an increase of 2.4%. Gross margin increased to 24.9% for the six months ended June 30, 2014 from 22.4% for the six months ended June 30, 2013. The increase in gross margin was primarily because (i) there were no wafer shipments from Wuhan Xinxin which had lower gross margin since the first quarter of 2014, and (ii) of improved fab efficiency in the first half of 2014.

Profit for the period from operations

Profit from operations decreased from US$130.5 million for the six months ended 30 June 2013 to US$87.8 million for the six months ended 30 June 2014, primarily due to (i) the gain arising from the partial disposal of the living quarters in Shanghai in the first half of 2013, and (ii) the gain arising from the disposal of our Company’s total ownership interest in SMIC (Wuhan) Development Corporation (‘‘WHDM’’) which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan in the first half of 2013.

Research and development expenses increased by 32.9% from US$61.5 million for the six months ended 30 June 2013 to US$81.7 million for the six months ended 30 June 2014. The increase was mainly due to an increase in research and development activities.

General and administrative expenses decreased by 23.6% from US$76.8 million for the six months ended June 30, 2013 to US$58.7 million for the six months ended 30 June 2014. The decrease was primarily due to a decrease in accrued employee bonus in the first half of 2014.

Sales and marketing expenses were US$18.0 million for the six months ended 30 June 2013 as compared to US$18.7 million for the six months ended 30 June 2014.

Other operating income was US$7.8 million and US$53.3 million for the six months ended 30 June 2014 and 2013, respectively, and the decrease was due to (i) the gains arising from the partial disposal of our living quarters in Shanghai in the first half of 2013, and (ii) the gains arising from the disposal of our Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan in the first half of 2013.

As a result, our profit from operations decreased to US$87.8 million for the six months ended 30 June, 2014 from US$130.5 million for the six months ended 30 June 2013.

Profit for the period

Due to the factors described above, we had a profit attributable to holders of ordinary shares of US$76.1 million for the six months ended 30 June 2014 compared to US$115.8 million for the six months ended 30 June 2013.

Year Ended 31 December 2013 Compared to Year Ended 31 December 2012

Revenue

Revenue increased by 21.6% from US$1,701.6 million for 2012 to US$2,069.0 million for 2013, primarily due to successful ramping up of Shanghai 12-inch fab in 2013 and a significant increase in China sales. For 2013, the overall wafer shipments were 2,574,119 units of 8-inch equivalent wafers, up 16.1% from the prior year.

The average selling price of the wafers we shipped increased from US$767 per wafer in 2012 to US$804 in 2013. The percentage of wafer revenues from advanced 40/45 technologies increased from 1.1% in 2012 to 12.1% in 2013.

Cost of sales and gross profit

Cost of sales increased from US$1,352.8 million for 2012 to US$1,630.5 million for 2013, primarily due to the increase of advanced node shipment with higher production cost. Out of the total cost of sales, US$474.8 million and US$403.0 million were attributable to depreciation and amortization for the years ended 31 December 2013 and 2012, respectively.

Our gross profit was US$438.4 million for 2013 compared to US$348.8 million in 2012, representing an increase of 25.7%. Gross margin was 21.2% in 2013 compared to 20.5% in 2012. The increase in gross margin was primarily due to higher overall utilisation in 2013.

Profit for the year from operations

Profit from operations increased from US$35.5 million for the year ended 31 December 2012 to US$187.1 million for the year ended 31 December 2013 primarily due to (i)  shipment increase and high utilisation in 2013, (ii) Shanghai 12-inch fab successfully ramping up and reducing per wafer cost, (iii) increase of fab efficiency and cost saving, (iv) the gain arising from the disposal of part of the living quarters in Shanghai, and (v) the gain arising from the disposal of our total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan.

Research and development expenses decreased by 24.9% from US$193.6 million for the year ended 31 December 2012 to US$145.3 million for the year ended 31 December 2013. The decrease was mainly due to the Shanghai 12-inch fab commencing volume production in the fourth quarter of 2012 after which the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 28.8% from US$107.3 million for the year ended 31 December 2012 to US$138.2 million for the year ended 31 December 2013. The increase was primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2013.

Sales and marketing expenses increased by 13.5% from US$31.5 million for the year ended 31 December 2012 to US$35.7 million for the year ended 31 December 2013. The increase was primarily due to an increase in employee bonus.

Other operating income was US$67.9 million and US$19.1 million for the year ended 31 December 2013 and 2012, respectively, and the increase was due to (i) the gains arising from the disposal of part of our living quarters in Shanghai, (ii) the gains arising from the disposal of our total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan, and (iii) the gain arising from the deconsolidation of Brite Semiconductor Corporation and its subsidiaries, or Brite, due to loss of control.

As a result, our profit from operations was US$187.1 million for the year ended 31 December 2013 compared to US$35.5 million for the year ended 31 December 2012.

Disposal of WHDM

In 2013, we entered into a sale agreement with a third-party buyer to dispose of our 100% equity interest in WHDM. The disposal was completed on 23 May 2013, on which date we lost control of WHDM. The amount of the consideration was US$60.4 million and we recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on 26 July 2013.

WHDM was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan, which was not our major line of business. Therefore, the disposal of WHDM was not classified as a discontinued operation.

Deconsolidation of Brite Semiconductor Corporation and its subsidiaries

On December 30, 2013, all the directors of Brite, a company in which we hold a 48.7% equity interest, adopted and approved by unanimous written consent the amended and restated articles of association, the amended and restated investor rights agreement and the amended and restated voting agreement of Brite. As a result, we lost control of Brite but still have significant influence over it. There was no cash consideration associated with this change. We recorded our ownership interest of Brite as investment in associate and recognised a deconsolidation gain due to loss of control of US$5.4 million. Brite is mainly engaged in design service, which is not our major line of business. Therefore, the deconsolidation of Brite due to loss of control was not classified as a discontinued operation.

Profit for the year

Due to the factors described above, we recorded a profit of US$174.5 million in 2013 compared to US$22.5 million in 2012.

Year Ended 31 December 2012 Compared to Year Ended 31 December 2011

Revenue

Revenue increased by 29.0% from US$1,319.5 million for 2011 to US$1,701.6 million for 2012, primarily due to an increase in overall wafer shipments. For 2012, the overall wafer shipments were 2,217,287 units of 8-inch equivalent wafers, up 30.2% from the prior year.

The average selling price of the wafers we shipped decreased from US$775 per wafer in 2011 to US$767 in 2012. The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 28.4% to 41.7% between these two years.

Cost of sales and gross profit

Cost of sales increased by 11.1% from US$1,217.5 million for 2011 to US$1,352.8 million for 2012, primarily due to an increase in overall wafer shipments. Out of the total cost of sales US$403.0 million and US$415.6 million was attributable to depreciation and amortization for the years ended 31 December 2012 and 2011, respectively.

Our gross profit was US$348.8 million for 2012 compared to US$101.9 million in 2011. Gross margins were 20.5% in 2012 compared to 7.7% in 2011. The increase in gross margins was primarily due to an increase in the production volume which resulted in higher in revenues and utilisation improvement.

Profit (loss) for the year from operations

Profit (loss) from operations improved from loss of US$190.7 million for the year ended 31 December 2011 to profit of US$35.5 million for the year ended 31 December 2012 primarily due to (i) an increase in the production volume which resulted in higher revenues and utilisation improvements, (ii) the gains arising from the disposal of part of our living quarters in Shanghai during 2012, and (iii) the impairment loss of long-lived assets in 2011.

Research and development expenses increased only by 1.1% from US$191.5 million for 2011 to US$193.6 million for 2012.

General and administrative expenses increased by 86.8% from US$57.4 million for 2011 to US$107.3 million for 2012. The increase is primarily due to an increase in employee bonuses, city maintenance and construction tax expenses and extra charges for education in 2012. In addition, in 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling US$19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of US$6.4 million and US$2.0 million was recorded as a reduction of general and administrative expense for the year ended 31 December 2011 and 2012, respectively.

Sales and marketing expenses decreased by 3.4% from US$32.6 million for 2011 to US$31.5 million for 2012 due to more effective market promotion activities.

Other operating income was US$19.1 million for 2012 while we recorded other operating expenses of US$11.2 million for 2011, respectively, and the improvement was due to (i) the gains arising from the disposal of part of our living quarters in Shanghai during 2012 and (ii) the impairment loss of long-lived assets in 2011.

As a result, we recorded profit from operations of US$35.5 million for the year ended 31 December 2012 compared to loss from operations of US$190.7 million for the year ended 31 December 2011.

Discontinued operations

On 1 March 2011, we sold our majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (‘‘AT’’) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. We retained a 10% interest in AT and account for such investment as available-for-sale investments as we no longer have a controlling financial interest nor significant influence over AT as at 31 December 2011 and 31 December 2012. We reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by us in conjunction with the disposition.

We recorded a gain of US$17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained non-controlling investments in AT, and (b) the carrying amount of the aforementioned non-controlling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of US$14.7 million represents both the results of operations of AT for the period from 1 January 2011 to the date it was deconsolidated and the gain on deconsolidation of AT. We sold our residual 10% interest in AT in 2013.

Profit (Loss) for the year

Due to the factors described above, we recorded a profit of US$22.5 million in 2012 compared to a loss of US$246.9 million in 2011.

Liquidity and Capital Resources

We anticipate our working capital to be sufficient for our present requirements.  We will require access to significant capital to fund our future capital expenditures and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. In 2013, we entered into a subscription agreement in respect of the issue of US$200 million zero coupon convertible bonds. SMIS entered into a new seven-year loan facility in the aggregate principal amount of US$470 million with five banks. SMIB entered into a new USD loan, a 26-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China. In May 2014, we issued US$86.8 million in the pro-rata participation of Datang Holdings (Hongkong) Investment Company Limited (‘‘Datang’’) and Country Hill Limited (‘‘Country Hill’’) relating to the 2013 zero coupon convertible bonds, and in June 2014 we issued new shares of approximately US$200 million and US$95 million in the issuance of further convertible bonds.  In August 2014, Datang entered into an agreement to subscribe for further pre-emptive bonds of US$22.2 million and pre-emptive shares of approximately HK$401.7 million, subject to shareholders’ approval at relevant EGM. Also in August 2014, Country Hill entered into an agreement to subscribe for pre-emptive shares of approximately HK$161.2 million, subject to shareholders’ approval at the relevant EGM. We anticipate that the cash flows from operations in 2014 and the proceeds from the new loans and the convertible bonds issued will be sufficient to meet our capital expenditures requirement in 2014. If necessary, we will also explore other forms of external financing.

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

				For the six months
	For the Years Ended 31 December			Ended 30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Cash Flow Data:
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	551,857	566,899	546,910	271,464	275,334
Net cash from operating activities	379,368	435,166	738,016	262,998	278,674
Payments for property, plant and equipment	(931,574)	(400,291)	(650,160)	(311,140)	(227,246)
Net cash used in investing activities	(903,641)	(522,277)	(807,467)	(325,187)	(355,334)
Net cash from financing activities	268,855	184,101	173,458	(33,336)	188,832
Net increase (decrease) in cash and cash equivalents	(255,418)	96,990	104,007	(95,525)	112,172

Operating Activities

As at 30 June 2014, we had US$573.3 million in cash and cash equivalents. These cash and cash equivalents are held in the form of U.S. dollars, Japanese Yen, Euro, and Renminbi. Our net cash provided by operating activities for the six months ended 2014 was US$278.7 million, which was primarily due to the net profit of US$76.1 million, an increase of US$77.5 million in trade and other receivables and the add-back of US$275.3 million in depreciation and amortization.

As at 31 December 2013, we had US$462.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2013 was US$738.0 million, which was primarily due to the net profit of US$174.5 million, an increase of US$33.4 million in trade and other receivables and the add-back of US$546.9 million in depreciation and amortization.

As at 31 December 2012, we had US$358.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2012 was US$435.2 million, which was primarily due to the net profit of US$22.5 million, an increase of US$112.4 million in trade and other receivables, an increase of US$93.3 million in inventories and the add-back of US$566.9 million in depreciation and amortization.

As at 31 December 2011, we had US$261.6 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2011 was US$379.4 million, which was primarily due to the net loss of US$246.9 million, a decrease of US$73.1 million in trade and other receivables, an increase of US$60.2 million in restricted cash, an increase of US$41.2 million in prepaid operating expense, and the add-back of US$551.9 million in depreciation and amortization.

Investing Activities

Our net cash used in investing activities was US$355.3 million for the six months ended 30 June 2014, primarily attributable to (i) purchases of plant and equipment for the fabs in Shanghai and Beijing, and (ii) the net result of proceeds from and payment for short-term investments carried at fair value through profit or loss. For the six months ended 30 June 2013, net cash used in investing activities was US$325.2 million primarily attributable to purchases of plant and equipment for the fabs in Shanghai and Beijing.

Our net cash used in investing activities was US$807.5 million in 2013, US$522.3 million in 2012 and US$903.6 million in 2011. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing and Tianjin.

Financing Activities

Our net cash generated from financing activities was US$188.8 million for the six months ended 30 June 2014 and we recorded net cash used in financing activities of US$33.3 million for the six months ended 30 June 2013. They primarily reflected (i) the net proceeds from new bank borrowings and repayments of bank borrowings, and (ii) the net proceeds from the issue of the convertible bonds and net proceeds from the issue of new ordinary shares in the first half of 2014.

Our net cash from financing activities in 2013 was US$173.5 million. This was primarily derived from US$905.1 million in the proceeds from borrowings, US$1,008.7 million in the repayment of borrowings, US$195.7 million in the proceeds from issuance of convertible bonds, US$108.0 million in the capital contribution from non-controlling interest and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2012 was US$184.1 million. This was primarily derived from US$1,541.5 million in the proceeds from borrowings, US$1,328.0 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2011 was US$268.9 million. This was primarily derived from US$308.3 million in the proceeds from issuance of convertible preferred shares, US$1,326.4 million in proceeds from borrowings, US$1,339.3 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Capital Expenditures

For the six months ended 30 June 2014, we incurred capital expenditures of US$250.8 million compared to US$486.5 million for the six months ended 30 June 2013. We have financed such capital expenditures substantially with cash flows generated from operating and financing activities. We incurred capital expenditures of US$765 million, US$499 million and US$770 million in 2011, 2012 and 2013, respectively. We currently expect our capital expenditures in 2014 for foundry operations to be approximately US$1.1 billion, subject to adjustment based on market conditions. We estimate that these capital expenditures will be used for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by the other shareholders of SMNC; (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product-mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million as the capital expenditures for non- foundry operations in 2014 mainly for the construction of living quarters for employees as part of our employee retention program. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash from operations, bank borrowing, debt or equity issuances and other forms of financing.

The construction in progress balance of approximately US$497 million as of 30 June 2014, primarily consisted of US130.8 million and US$116.5 million of the manufacturing equipment acquired to further expand the production capacity at the 12-inch fab in Beijing and Shanghai, respectively, US$17.4 million of the manufacturing equipment acquired to further expand the production capacity at the 8-inch fab in Shanghai, and US$111.9 million related to the ongoing 8-inch wafer construction project at SMIC Shenzhen. Our Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. We will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$120.4 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by 31 December 2014.

Any transfer of funds from our company to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Commitments

As at 30 June 2014, we had commitments of US$137.8 million for facilities construction obligations in Beijing, Tianjin, Shanghai and Shenzhen, US$199.0 million to purchase machinery and equipment mainly for the Beijing, Tianjin, Shanghai and Shenzhen fabs and US$23.2 million to purchase intangible assets. As at 31 December 2013, we had commitments of US$114.9 million for facilities construction obligations in connection with the construction of our Shanghai, Beijing and Tianjin facilities. We had commitments of US$178.4 million to purchase machinery and equipment for Shanghai, Beijing, Tianjin and SilTech Semiconductor Shanghai Corporation (‘‘SilTech’’) fabs and US$10.1 million to purchase intellectual property.

Bank Borrowing

2012 USD Loan (SMIS)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million with a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’ 8-inch fabs. The facility was secured by the manufacturing equipment located in the SMIS’ 8-inch fabs, buildings and land use right of SMIS. As at 30 June 2014, SMIS had drawn down US$268 million and repaid US$134 million on this loan facility. The outstanding balance of US$134 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.64% to 3.87% for the six months ended 30 June 2014.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.	(Short term loan + Long term Debt Current Portion + Long term Bank Loan)/Total Equity is more than 60%; or

2.	(Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before 31 December 2012, and less than 1000% after 1 January 2013; or

3.	(Total Equity — Acquired Intangible Assets Net) is less than US$800 million before 31 December 2012, and less than US$1000 million after 1 January 2013; or

4.

Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of Long Term Loan and related financial expense for all bank borrowings (including hire purchase, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIS was in compliance with these covenants as at 30 June 2014.

2013 USD Loan (SMIS)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fabs. The facility was secured by the manufacturing equipment located in the 12-inch fabs and buildings of SMIS.

As at June 30, 2014, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% for the six months ended June 30, 2014.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.	(Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.	(Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2013, and less than 1000% after 2013; or

3.	(Total Equity — Acquired Intangible Assets Net) is less than US$800 million in 2013, and less than US$1,000 million after 2013.

SMIS was in compliance with these covenants as at 30 June 2014.

2012 USD Loan (SMIB)

In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12- inch fabs. The facility was secured by the manufacturing equipment owned by the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (‘‘SMIT’’) fabs, and the 100% equity of SMIB and SMIT. On 26 September 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As at 30 June 2014, SMIB had drawn down US$260 million and repaid US$61.2 million in respect of this loan facility. The outstanding balance of US$198.8 million is repayable by September 2017. The interest rate on this loan facility ranged from 5.83% to 5.88% for the six months ended 30 June 2014.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.	Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.	(Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%

SMIB was in compliance with these covenants as at 30 June 2014.

2013 EXIM USD Loan (SMIB)

In June 2013, SMIB entered into a new USD loan, a 26-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This 26-month bank facility was used for working capital purposes. As at 30 June 2014, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3.33% to 3.35% for the six months ended 30 June 2014.

2013 China Investment Development Corporation (‘‘CIDC’’) Entrusted Loan (SMIB)

In June 2013, SMIB entered into a new RMB Loan, a two-year working capital entrusted loan facility in the principal amount of RMB70 million (approximately US$11.2  million)  with CIDC through China CITIC Bank, which was unsecured. This two-year entrusted loan facility was used for working capital purposes. As at 30 June 2014, SMIB had drawn down RMB70 million (approximately US$11.2 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.5 million) is repayable in June 2015. The interest rate on this loan facility was 12% for the six months ended 30 June 2014, which was set in accordance with the living quarter investment and co-development agreement entered into with CIDC and Zhongxin Xiecheng Investment (Beijing) Co., Ltd.

Short-term Credit Agreements

As at 30 June 2014, we had 21 short-term credit agreements that provided total credit facilities up to US$922.4 million on a revolving credit basis. As at 30 June 2014, we had drawn down US$152.4 million under these credit agreements. The outstanding borrowings under these credit agreements were unsecured, except for US$20.0 million, which was secured by time deposits of US$18.8 million. The interest rate on this loan facility ranged from 1.98% to 3.78% for the six months ended 30 June 2014.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 U.S. dollars loan (SMIS) constituted part of this strategic framework credit facility.

See ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ below regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

Research and Development, Patents and Licenses

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$191.5 million, US$193.6 million and US$145.3 million, respectively, in 2011, 2012 and 2013, and US$61.5 million and US$81.7 million, respectively, for the six months ended 30 June 2013 and 2014, on research and development expenses, which represented 14.5%, 11.4%, 7.0%, 5.9% and 8.5%, respectively, of our sales in those respective periods. Our research and development costs were partially offset by related government fundings of US$42.6 million, US$31.0 million, US$26.9 million, US$13.6 million and US$19.3 million in 2011, 2012 and 2013 and for the six months ended 30 June 2013 and 2014, respectively, and included the costs associated with the ramp-up of a new wafer facility.

As at 30 June 2014, we had been granted 4,233 patents worldwide, of which, 60 were in Taiwan, 380 were in the U.S., 3,780 were in China, and 13 were in other jurisdictions.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

Contractual Obligations

Set forth in the table below are the aggregate amounts, as at 30 June 2014, of our future cash payment obligations under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
		Less than
	Total	1 year	1 – 2 years	2– 5 years
Contractual obligations
Short-Term Borrowings	152,416	152,416	—	—
Unsecured Long-Term Loans	50,533	10,533	40,000	—
Secured Long-Term Loans	592,840	202,320	141,020	249,500
Convertible Bonds	352,317	—	—	352,317
Purchase Obligations(1)	360,034	360,034	—	—
Total Contractual Obligations	1,508,140	725,303	181,020	601,817

Note:

(1)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments. We are exposed to these risks in the ordinary course of our business. Our exposure to these risks derives primarily from changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, we utilise spot, forward, and derivative financial instruments.

Foreign Exchange Rate Fluctuation Risk

Our revenue, expense, and capital purchasing activities are primarily transacted in U.S. dollars. However, since we have operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., we enter into transactions in other currencies. We are primarily exposed to changes in exchange rate for the Euro, Japanese Yen and Renminbi.

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As at 30 June 2014, we had no outstanding foreign currency forward exchange contracts.

We do not enter into foreign currency exchange contracts for speculative purposes. See ‘‘Risk Factors — Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results’’ and ‘‘Risk Factors — Risks Relating to the Bonds — Bondholders may be subject to risks presented by fluctuations in exchange rates between U.S. dollar and other currencies.’’ in the offering circular relating to the Proposed Bonds Issue.

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as at 31 December 2013. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to the PBOC RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2014	2015
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	853,889	672,221
Average interest rate	4.59%	4.66%
RMB denominated
Average balance	10,795	5,264
Average interest rate	12%	12%
Weighted average forward interest rate	4.68%	4.72%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 18, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director